UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

OLD AYALA, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05465V108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05465V108

1	Name of Reporting Person Redmile Group, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 0 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) IA, OO

(1) Upon the consummation of the merger of Old Ayala, Inc. (f/k/a Ayala Pharmaceuticals, Inc.) (“Old Ayala”), with a wholly-owned subsidiary of Ayala Pharmaceuticals, Inc. (f/k/a Advaxis, Inc.) (the “Issuer”) as of January 19, 2023 (the “Merger”), (a) the shares of common stock of Old Ayala (the “Old Ayala Common Stock”) issued and outstanding immediately prior to the Merger were automatically converted into shares of the Issuer’s common stock (the “Common Stock”) on a 1:0.1874 basis (the “Exchange Ratio”), and (b) the warrants to purchase shares of Old Ayala Common Stock unexercised immediately prior to the Merger were automatically converted into Warrants to Purchase Common Stock of the Issuer (the “Warrants”), as adjusted to reflect the Exchange Ratio.

CUSIP No. 05465V108

1	Name of Reporting Person Jeremy C. Green
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 0 (2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0 (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) IN, HC

(2) Upon the consummation of the Merger, (a) the shares of Old Ayala Common Stock issued and outstanding immediately prior to the Merger were automatically converted into shares of the Issuer’s Common Stock on the basis of the Exchange Ratio, and (b) the warrants to purchase shares of Old Ayala Common Stock unexercised immediately prior to the Merger were automatically converted into the Warrants, as adjusted to reflect the Exchange Ratio.

CUSIP No. 05465V108

1	Name of Reporting Person Redmile Capital Offshore II Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 0 (3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0 (5)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) CO

(3) Upon the consummation of the Merger, (a) the shares of Old Ayala Common Stock issued and outstanding immediately prior to the Merger were automatically converted into shares of the Issuer’s Common Stock on the basis of the Exchange Ratio, and (b) the warrants to purchase shares of Old Ayala Common Stock unexercised immediately prior to the Merger were automatically converted into the Warrants, as adjusted to reflect the Exchange Ratio.

CUSIP No. 05465V108

1	Name of Reporting Person Redmile Strategic Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 0 (4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0 (7)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (7)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) PN

(4) Upon the consummation of the Merger, (a) the shares of Old Ayala Common Stock issued and outstanding immediately prior to the Merger were automatically converted into shares of the Issuer’s Common Stock on the basis of the Exchange Ratio, and (b) the warrants to purchase shares of Old Ayala Common Stock unexercised immediately prior to the Merger were automatically converted into the Warrants, as adjusted to reflect the Exchange Ratio.

 Item 1.

(a)	Name of Issuer

Old Ayala, Inc.

(b)	Address of Issuer’s Principal Executive Offices

Oppenheimer 4 Rehovot, Israel 7670104

Item 2.

(a)	Names of Persons Filing

Redmile Group, LLC Jeremy C. Green Redmile Capital Offshore II Master Fund, Ltd. Redmile Strategic Master Fund, LP

(b)	Address of Principal Business office or, if None, Residence

Redmile Group, LLC One Letterman Drive Building D, Suite D3-300 The Presidio of San Francisco San Francisco, California 94129

Jeremy C. Green c/o Redmile Group, LLC (NY Office) 45 W. 27th Street, Floor 11 New York, NY 10001

Redmile Capital Offshore II Master Fund, Ltd. c/o Redmile Group, LLC One Letterman Drive Building D, Suite D3-300 The Presidio of San Francisco San Francisco, California 94129

Redmile Strategic Master Fund, LP c/o Redmile Group, LLC One Letterman Drive Building D, Suite D3-300 The Presidio of San Francisco San Francisco, California 94129

(c)	Citizenship

Redmile Group, LLC: Delaware Jeremy C. Green: United Kingdom Redmile Capital Offshore II Master Fund, Ltd.: Cayman Islands Redmile Strategic Master Fund, LP: Cayman Islands

(d)	Title of Class of Securities

Common Stock, $0.01 par value

(e)	CUSIP Number

05465V108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

(a)	Amount beneficially owned:

Redmile Group, LLC – 0* Jeremy C. Green – 0* Redmile Capital Offshore II Master Fund, Ltd. – 0* Redmile Strategic Master Fund, LP – 0*

(b)	Percent of class:

Redmile Group, LLC – 0.0% Jeremy C. Green – 0.0% Redmile Capital Offshore II Master Fund, Ltd. – 0.0% Redmile Strategic Master Fund, LP – 0.0%

(c)	Number of shares as to which Redmile Group, LLC has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

0*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

0*

Number of shares as to which Jeremy C. Green has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

0*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

0*

Number of shares as to which Redmile Capital Offshore II Master Fund, Ltd. has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

0*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

0*

Number of shares as to which Redmile Strategic Master Fund, LP has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

0*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

0*

*	Upon the consummation of the Merger, (a) the shares of Old Ayala Common Stock issued and outstanding immediately prior to the Merger were automatically converted into shares of the Issuer's Common Stock on the basis of the Exchange Ratio, and (b) the warrants to purchase shares of Old Ayala Common Stock unexercised immediately prior to the Merger were automatically converted into the Warrants, as adjusted to reflect the Exchange Ratio.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See the response to Item 4.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

Redmile Group, LLC

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green Title: Managing Member

/s/ Jeremy C. Green
Jeremy C. Green

Redmile Strategic Master Fund, LP By: Redmile Group, LLC, its investment manager

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green Title: Managing Member

Redmile Capital Offshore II Master Fund, Ltd. By: Redmile Group, LLC, its investment manager

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green Title: Managing Member